April 10, 2015

Via Email
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.

Re: Dominovas Energy Corporation
Amendment No. 4 to Registration Statement on Form S-1 Filed January 30, 2015
File No. 333-199826

Dear Mr. Schwall:

We have reviewed the comments of the SEC reviewing staff (the “Staff”) referencing Amendment 3 to the S-1 Registration File No. 333-199826 on April 1, 2015 and now file Amendment No. 4 in response to the comments dated 9 April. The numbered paragraphs below respond to the comments of corresponding numbers in the April 9th comment letter:

Government Approvals. Page 32

You disclose here that you are not required to obtain government approval of your products.  However, your revised risk factor disclosure at page 10 states that you “must obtain licenses or authorizations from various U.S. Government agencies such as DDTC or DOE, before [you] are permitted to sell such products or license such technology outside of the U.S.”  Please revise or advise as to the apparent inconsistency.

Response: Corrections made to Risk Factors.  Updated to reflect that said authorizations must be obtained prior to sell or license “inside” the U.S.   See Page 11.

Source and Availability of Raw Materials, page 33

You disclose that you do not use raw materials in your business.  However, your risk factors disclosure at page 9 states that the RUBICON™ is “exclusively dependent on hydrogen” and that you are “inherently dependent of fuel suppliers to deliver their product to [you].”  Please advise or revise as to this apparent inconsistency.

Response:  Page 33 has been revised to correct the error indicating Dominovas Energy does “not” use raw materials.  This should have read Dominovas Energy “DOES USE” raw materials.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Executive Compensation, page 42

We note you disclose that Dr. Islam had outstanding equity awards of 225,000 shares but these awards are not reflected in the summary compensation table.  Please advise or revise.

Response: Please see corrected summary compensation table on pages 43, accounting for the 225,000 shares to Dr. Islam, as so indicated in the outstanding equity awards table on page 44.

Exhibits

Please file a revised opinion that reflects the number of shares being registered.

Response:  Please see Exhibit 23.01 at the end of the document.

Financial Statements

General

We note the consent you obtained from Dale Matheson Carr-Hilton Labonte LLC, and filed as Exhibit 23.01 appears to be (i) outdated with respect to the opinion on page F-8, referencing the date of an earlier opinion rather than the date of the reissued opinion (following restatement for the Dominovas Energy Corporation financial statements; and (ii) incorrect with respect to the opinion on page F-27, referencing financial statements of Dominovas Energy LLC (which do not appear in the filing), rather than Dominovas Technologies LLC.  Please obtain and file a consent from your auditors for all audit opinions included in your filing.

Response:  Please see the revised Exhibit 23.01.  Additionally, there are no references to Dominovas Energy, LLC in what was F-27 now F-29.

Sincerely,

/s/ Neal Allen
President and Chief Executive Officer

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com